Citadel LLC
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

July 20, 2011

By Overnight Mail and Electronic Mail

Steven J. Freiberg
Chief Executive Officer and Interim Chairman
E*TRADE Financial Corporation
1271 Avenue of the Americas, 14th Floor
New York, New York 10020-1302

Dear Steve:

This letter is written on behalf of affiliates of Citadel LLC (together “Citadel”) which beneficially own approximately 9.8% of the common stock of E*TRADE Financial Corporation (the “Company” or “E*TRADE”).  Citadel has been the largest shareholder of E*TRADE since late 2007, when we led a $2.5 billion cash infusion into the Company, saving E*TRADE from near certain failure.

Since November of 2007, the Board has continually failed to act in the best interest of E*TRADE shareholders. Having endured nearly four years of value destruction and lost opportunity, we believe it is time for change.  E*TRADE shareholders have waited long enough.

A Phenomenal Franchise….Squandered

E*TRADE is one of the most recognized and popular online brokerage firms in the industry.  It consistently receives high marks for its trading platform, customer service and usability, and has benefited from strong customer loyalty.1  Yet, despite a powerful brand and excellent products, under the stewardship of E*TRADE’s Board the Company has lost money every year since 2006. The stock has declined a stunning 94% over the last five years, destroying more than $9 billion in stockholder value.

E*TRADE’s stock price continues to be burdened by the Company’s disastrous foray into securitized mortgage-backed securities and third-party originated home equity loans – initiatives that materially contributed to pre-tax cumulative losses which now exceed $5 billion since the beginning of the fourth quarter of 2007.  Beyond those missteps, the Board has repeatedly failed to position E*TRADE to compete effectively against peers that are better managed and capitalized.

And the Responsibility Rests with the Board

The current E*TRADE Board has demonstrated it is consistently unable to create value for shareholders.  A quick review of the Board’s repeated failure to address key issues before they reached crises levels is instructive.

On November 12th, 2007, amid announcements of massive write-downs from the Company’s failed mortgage investments, E*TRADE’s stock dropped by more than 58%. In the ensuing panic, customers withdrew billions of dollars of cash and other assets from E*TRADE’s bank and brokerage business. To stop the panic and avoid near certain failure, the Company secured a $2.5 billion cash infusion led by Citadel.

1 See J. Alex Tarquinio, “The 2011 Broker Survey: Who Tops the List?”, SmartMoney, May 6, 2011 (5 stars for Trading Tools); Elizabeth Ody, “The Best of the Online Brokers for 2011”, Kiplinger’s Personal Finance, February, 2011 (5 stars for Web Site Usability and Customer Service).

However, the Board failed to address the Company’s still weak capital position. The Board failed to follow through on a much needed equity raise when market conditions were favorable.  The Board’s continued inaction over the next year and a half led to the Company being advised that there would be a public regulatory action2 unless E*TRADE raised additional equity capital and reduced debt levels and debt service payments.

Only when confronted with this regulatory action did the Board finally act, with Citadel again stepping forward in 2009 by making a public commitment to invest up to $100 million in E*TRADE’s common stock. In addition, Citadel led the exchange of interest bearing notes for non-interest bearing convertible debentures, whereby $1.74 billion of the Company’s interest-bearing debt was extinguished. E*TRADE ultimately raised more than $500 million in a highly dilutive stock offering in June 2009.

The facts speak for themselves - stunning losses for the Company, catastrophic losses for the shareholders. This is the story of E*TRADE’s poor management decisions. It is not, however, the story of the financial outcome experienced by Board members. Half of the current Board members (Ronald Fisher, Michael Parks, Lewis Randall, Donna Weaver and Stephen Willard) share the remarkable distinction of having presided over the Company’s catastrophic mortgage loan investment strategy. Since 2006, these Board members have received $7 million in aggregate compensation from E*TRADE.

Time to Put Shareholders First

E*TRADE’s Board must take immediate action to consider how best to maximize shareholder value.  We urge the Board to retain qualified, independent and unconflicted financial advisors to explore strategic opportunities in the interest of increasing shareholder value. We believe a sale of the Company could be achieved promptly and generate significantly higher shareholder value, avoiding the risks of operating as an independent company lacking leadership and financial capabilities.

It is also time to move toward a Board that is accountable and responsible. With the departure of Robert Druskin as Chairman of the Board and one other Board member, the Board has the opportunity to fill vacated seats with qualified, independent, objective candidates who are not tainted by the Company’s past and ongoing management failures. The Board should seek nominations from its largest shareholders in an effort to secure talented leadership that is committed to the best interests of all shareholders.

Furthermore, E*TRADE should eliminate its staggered board structure which encourages entrenchment and shields poorly performing directors from accountability. Staggered boards have for good reason fallen into disfavor in corporate board rooms across the country and it is inexcusable that E*TRADE shareholders are not permitted to elect the entire Board annually in order to align the interests of management and the Board with those of shareholders.

E*TRADE has reached a pivotal moment where decisive action can be taken to generate value for all shareholders.

2 “We face negative regulatory actions, including a public form of supervisory action by the Office of Thrift Supervision, or OTS, if we do not raise sufficient new cash equity to support E*TRADE Bank and reduce debt at the Company.”  E*TRADE Prospectus Supplement, June 18, 2009 at S-15.

We do not believe the current Board will take these steps on its own.  Accordingly, Citadel hereby requests that the Company promptly call a Special Meeting of its shareholders in order to consider and vote on the following critical matters aimed at maximizing value for all shareholders and increasing Board accountability:

1.
A non-binding advisory shareholder resolution that a Special Committee of the Board, comprised of Directors who have joined the Board within the past three years, promptly retain the services of a nationally recognized investment banking firm that has not previously advised the Company or the Board to undertake a review of its strategic alternatives in order to maximize shareholder value, including a possible sale of the Company.

2.	An amendment to the Company’s certificate of incorporation to remove the existing staggered Board provisions to give shareholders a meaningful voice in choosing the Company’s future.

3.	The removal of Michael Parks and Donna Weaver as Directors of the Company and the election of qualified independent director replacements.

If the Company fails to call for a Special Meeting of shareholders by close of business on July 22, 2011, Citadel will submit the attached notice with respect to its approximately 9.8% ownership interest in E*TRADE’s common stock in favor of calling a Special Meeting of shareholders to consider the topics set forth above.  Pursuant to the Company’s certificate of incorporation, the Company will be required to call a Special Meeting once holders of more than 10% of its outstanding common stock request such a meeting. We urge other shareholders who independently share our views to join in this request by also sending this notice to the Company.

We believe it is time for E*TRADE’s shareholders to come first.

As always, we remain available for further discussion of these very important issues and look forward to hearing from you soon.

Very truly yours,

Citadel LLC

By:	/s/ Adam C. Cooper
Name:	Adam C. Cooper
Title:	Senior Managing Director and
Chief Legal Officer

Form of Stockholder Notice to Call a Special Meeting

[STOCKHOLDER LETTER HEAD]

[____], 2011

By Overnight Mail

Steven J. Freiberg Interim Chairman E*TRADE Financial Corporation 1271 Avenue of the Americas, 14th Floor New York, New York 10020-1302	Karl A. Roessner Corporate Secretary E*TRADE Financial Corporation 1271 Avenue of the Americas, 14th Floor New York, New York 10020-1302

Gentleman:

The undersigned stockholder of E*TRADE Financial Corporation (the “Company”) hereby provides written notice to the Company that, as a holder of [____] shares of the Company’s common stock and pursuant to (i) Article SIXTH of the Amended and Restated Certificate of Incorporation of the Company and (ii) Section 1.03 of the Amended and Restated Bylaws of the Company, it hereby requests that the Company call a Special Meeting of its stockholders to take place on a date that is no less than 10 days, nor more than sixty days, after the date of delivery of this notice for the following purposes:

1.
To vote on an advisory stockholder resolution that a Special Committee of the board of directors of the Company (the “Board”), comprised of Directors who have joined the Board within the past three years, promptly retain the services of a nationally recognized investment banking firm that has not previously advised the Company or the Board to undertake a review of its strategic alternatives in order to maximize shareholder value, including a possible sale of the Company.

2.
To vote on an amendment to the Company’s Amended and Restated Certificate of Incorporation to remove the existing staggered Board provisions contained in Article SEVENTH therein and provide that the entire Board be elected each year.

3.	To vote on the removal of Michael Parks and Donna Weaver as Directors of the Company and the election in their place of qualified independent Directors.

Respectfully submitted,

[STOCKHOLDER]